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                             March 10, 2021

       Umesh Patel
       Chief Executive Officer
       Fuse Group Holding Inc.
       805 W. Duarte Rd., Suite 102
       Arcadia, CA 91007

                                                        Re: Fuse Group Holding
Inc.
                                                            Form 10-K for the
Fiscal Year ended September 30, 2020
                                                            Filed December 16,
2020
                                                            File No. 333-202948

       Dear Mr. Patel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended September 30, 2020

       Notes to Consolidated Financial Statements
       Note 5 - Prepaid Expenses, page F-13

   1. We note your disclosure indicating that in June 2018 you entered into an agreement to purchase five mines in
Mexico for $1,000,000 and we see that you have been reporting a prepaid asset in this
amount ever since. We also note that you filed a Form 8-K on
                                                        February 16, 2021
announcing that you have entered into a Share Exchange Agreement under which you will
issue 14,285,715 shares of common stock in exchange for all
                                                        outstanding shares of
Portafolio en Investigacion Ambiental S.A. de C.V. (Portafolio),
                                                        which is a company that
owns five mines in Mexico. Please address the following points:

                                                              Clarify whether
this is the transaction that you had contemplated in booking the
                                                            $1,000,000 prepaid
asset and if not explain the status of the other arrangement.
                                                              Tell us the date
that you have issued or will issue the shares to complete the
 Umesh Patel
Fuse Group Holding Inc.
March 10, 2021
Page 2
              transaction mentioned in your recent current report; and if this acquisition is not yet complete explain the reasons, including any conditions and the expected timeline.
                Describe the status of the mining properties subject to the agreement, including any facilities and equipment, and quantify any mineralization that you expect to report based on engineering studies that have been performed.
                Provide us with the financial statements of Portafolio, as referenced in the exhibit as being provided to you, and tell us when you plan to file these on Form 8-K.
2. Tell us your reasons for stating, when referring to the Share Exchange Agreement that you filed as an exhibit to the Form 8-K mentioned above, which appears to identify the legal entity and specific properties being acquired, that the agreement was not filed to provide investors with any factual information other than the terms of the transaction and that
            Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the
         Company." Also provide us with any details that would be necessary to make the current report and exhibit fully factual and reliable, identify any specific aspects of the agreement that are uncertain or imprecise, and describe your efforts to clarify such matters.
3. We note that you filed a Form 8-K on February 11, 2021 to report that you have entered
         into a letter of intent (   LOI   ) to acquire all the equity interest
of E-Mo Biotech Holding
         Inc. in exchange for 100 million shares of your common stock. Provide us with the LOI along with details regarding any conditions and uncertainties, steps to secure a definitive agreement and the expected timing of the merger. Given the significant number of shares that you agreed to issue, please clarify whether you are contemplating a change in control and reverse acquisition, to engage in biology research and development, and if so also clarify your intentions with regard to the mining properties in Mexico.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at
(202) 551-
3759 with any questions.



FirstName LastNameUmesh Patel                                   Sincerely,
Comapany NameFuse Group Holding Inc.
                                                                Division of
Corporation Finance
March 10, 2021 Page 2                                           Office of
Energy & Transportation
FirstName LastName